
Mail Stop 3030

January 24, 2018

Via E-mail
Kim D. Blickenstaff
President and Chief Executive Officer
Tandem Diabetes Care, Inc.
11075 Roselle Street
San Diego, California 92121

      Re: Tandem Diabetes Care, Inc.
             Registration Statement on Form S-1
             Filed January 16, 2018
             File No. 333-222553

Dear Mr. Blickenstaff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

             Sincerely,

             /s/ Tom Jones for

             Amanda Ravitz
             Assistant Director
             Office of Electronics and Machinery

cc: Bruce Feuchter, Esq.